Exhibit 99.4
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
FLY LEASING LIMITED
June 30, 2011

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.
TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.
Vote online/phone until 3:00 PM EST on or before June 24, 2011.
MAIL - Sign, date and mail your proxy card in the envelope provided before June 24, 2011.
IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

ê  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.  ê

■ 00033333300000000000 3	063011

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐

	2.	To re-elect Sean Donlon as a director of the Company.	☐	☐	☐

	3.	To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐

	4.	To re-elect James Fantaci as a director of the Company.	☐	☐	☐

	5.	To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐

	6.	To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐

	7.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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